REVISED RESTRUCTURE, RECAPITALISATION AND REFINANCING PLAN FOR ATLATSA AND THE BOKONI GROUP OF COMPANIES
Re-dissemination of the March 27, 2013 news release

April 9 2013. Johannesburg Atlatsa Resources Corporation (“Atlatsa”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) reports the following announcement referenced in its March 27, 2013 news release.

1.	Introduction

The boards of directors of Anglo American Platinum, a 79.9% held subsidiary of Anglo American plc, Atlatsa and Atlatsa Holdings (Proprietary) Ltd (formerly known as Pelawan Investments, the controlling Black Economic Empowerment (“BEE”) shareholder of Atlatsa) (“Atlatsa Holdings”) (collectively “the Parties”) are pleased to announce that they have concluded binding definitive agreements for the revised restructure, recapitalisation and refinancing of Atlatsa and the Bokoni group of companies (“Bokoni Group”) (the “Revised Restructure Plan”).

2.	Background

On 2 February 2012, the Parties announced that they had entered into a binding term sheet for the initial phase of the Restructure Plan (the “Initial Restructure Plan”).

In February 2012, the Parties also appointed a new management team at the Bokoni Platinum Mine (“Bokoni Mine”).

During 2012 the new management team at Bokoni Mine, together with the Parties, undertook a detailed strategic review of all technical, operational and financing assumptions informing the existing mine extraction and financing strategy at Bokoni Mine, having regard to both macro and micro economic factors affecting both the Bokoni Mine, as well as the PGM industry and its outlook in general (the “2012 Strategic Review”).

Based on the results of the 2012 Strategic Review the Parties undertook to implement the Revised Restructure Plan, comprising a lower-risk operating and financing plan for Atlatsa and the Bokoni Mine going forward.

On implementation of the Revised Restructure Plan (as outlined below), Atlatsa and the Bokoni Group will be well positioned to implement their business strategy on a more conservative, lower risk and sustainable basis.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 372 5816

The Revised Restructure Plan retains most of the elements agreed between the Parties in the Initial Restructure Plan and improves upon the Initial Restructure Plan as follows:

A new and more conservative operating and financing plan for Bokoni Mine through to 2020.

A simplification to the equity capital structure (as set out in paragraph 4.2 below) of Atlatsa which results in:

an equity capital injection into Atlatsa of ZAR 750 million (US$ 88.35 million) by Anglo American Platinum subscribing for 125 million new common shares in Atlatsa at ZAR 6.00 per share (US$0,71 cpc), the proceeds of which will be used to further reduce Atlatsa’s outstanding debt;

the unwinding of the historical “B” preference share arrangement, such that Atlatsa will have one class of common shares going forward; and

an increase in the BEE shareholding in Atlatsa from 51% to 62% (fully diluted), facilitated by Anglo American Platinum selling 115.8 million Atlatsa common shares, arising from the unwind of the “B” preference shares, to Atlatsa Holdings for ZAR 463 million (US$ 54.54 million) on a vendor financed basis.

An amendment to the debt capital structure and financing terms of Atlatsa, which results in the following revisions to the existing debt facility between Atlatsa and Anglo American Platinum:

a 75% reduction in Atlatsa’s debt from ZAR 3.28 billion (US$ 386.38 million) to approximately ZAR 833 million (US$ 98.13 million), as at 31 December 2012 (see paragraph 4.2 below);

an increase in the existing debt facility by ZAR 700 million (US$ 82.46 million) made available to Atlatsa to finance its 51% pro rata share of the planned expansion at Bokoni Mine through to 2020, with a maximum facility limit of ZAR1.55 billion (US$182.54 million); and

a reduction in Atlatsa’s estimated effective cost of borrowing from 13% to 2% over the debt term period between 2013 to 2020 (see paragraph 4.2 below).

3.	Transaction Rationale

The Parties’ original intention for the creation of the Bokoni Group, first announced in 2007 and later modified in 2009, sought to transform the South African PGM mining landscape by Anglo American Platinum facilitating the transformation of Atlatsa and the Bokoni Group into a sustainable, historically disadvantaged South African (“HDSA”) controlled PGM producer.

Based on the outcome of the 2012 Strategic Review, the Parties agreed that in order to meet the original objectives for the empowerment transaction, it was necessary to implement the Revised Restructure Plan in order to place both Atlatsa and the Bokoni Group on a firmer footing.

4.	Revised Restructure Plan

The key features of the Revised Restructure Plan include, inter alia:

4.1 New Operating Plan

The 2012 Strategic Review determined to scale the Bokoni Mine as a 160,000 tpm operation through to 2020, relative to its existing installed concentrator plant processing capacity. Accordingly, material capital expenditure associated with the proposed UG2 expansion plan at Bokoni Mine, estimated at ZAR 2.3 billion (US$ 270.94 million) has been deferred beyond 2020.

In an effort to further reduce unit operating costs, the 2012 Strategic Review identified certain potential Merensky open cast project opportunities which, subject to final regulatory approvals, will be exploited from 2013 onwards. This will allow the Bokoni Mine to meet its installed processing capacity in the near term with ore from both open cast and underground mining operations, whilst its underground mining operations build up from 100,000 tpm (current) to 160,000 tpm over the next five years.

On successful implementation of the new operating plan the Bokoni Mine will double its production profile from its existing base of approximately 115,000 PGM ounces per annum to 250,000 PGM ounces per annum between 2013 and 2016.

The new operating plan will result in Bokoni Mine becoming a predominantly Merensky Reef producer, accounting for approximately 70% of its total estimated production in the medium-term.

The capital cost estimate for the new expansion plan at Bokoni Mine is ZAR 1.1 billion (US$ 129.58 million) in 2012 money terms. This estimate includes capital required for the completion of the Brakfontein Merensky project and the revised Middelpunt Hill UG2 project.

Atlatsa will finance its 51% pro rata share of expansion plans at Bokoni Mine (estimated at ZAR 561 million (US$ 66.09 million) from internal cash flows generated at Bokoni Mine, together with its available credit facilities of ZAR 700 million (US$ 82.46 million) to the extent required – refer to 4.2 below.

The new operating plan at Bokoni Mine is considered a lower-risk, less capital intensive and more conservative plan from both an operational and financing perspective.

4.2 Debt and Equity Capital Restructure

Atlatsa will sell its attributable interest in the Eastern section of the Ga-Phasha project and the entire Boikgantsho project (comprising an estimated total of 31.4 million PGM undeveloped Resource ounces) to Anglo American Platinum for a purchase consideration of ZAR 1.7 billion (US$ 200.26 million) (“the Asset Sale”). All the proceeds received from the Asset Sale will be utilised by Atlatsa to reduce existing debt owing to Anglo American Platinum.

Anglo American Platinum will subscribe for 125 million new common shares in Atlatsa at ZAR 6.00 per share ($0.71), all the proceeds of which will be used to further reduce existing debt owing to Anglo American Platinum.

The net effect of the Revised Restructure Plan for Atlatsa is a 75% reduction in the Company’s debt as at 31 December, 2012 through a series of transactions, summarised as follows:

Description	ZAR	US$
Atlatsa debt balance as at 31 December 2012	3.28 billion	386.70 million
Atlatsa sale of mineral assets, comprising the Eastern section of Ga-Phasha and the Boikgantsho assets to Anglo American Platinum	(1.7 billion)	(200.26 million)
Anglo American Platinum subscribes for 125 million new common shares in the Company for an aggregate subscription price of ZAR 750 million and subscription proceeds are used by Atlatsa to further reduce its debt	(0.75 billion)	(88.35 million)
Reduced Atlatsa debt balance as at 31 December 2012	0.83 billion	98.13 million

As per the table above, the reduced Atlatsa debt balance owing to Anglo American Platinum in terms of the existing debt facility will be approximately ZAR 833 million (US$ 98.13 million) at 31 December 2012. Anglo American Platinum will make available additional credit of approximately ZAR 700 million (US$ 82.46 million) up to a facility limit of ZAR 1.55 billion under the existing facility for Atlatsa to finance its 51% pro rata share of expansion plans at Bokoni Mine (the “Debt Facility”).

The Debt Facility will be available to Atlatsa for seven years terminating on 31 December 2020 and will attract a variable interest rate, with a reduced interest charge during the initial debt profile term between 2013 - 2015 (comprising the capital intensive phase of the growth operations at Bokoni Mine) and escalating at an increased rate depending on the amount owing by Atlatsa under the Debt Facility over the funding period as set out in the interest rate table below:

Debt balance	2013 (%)	2014 (%)	2015 (%)	2016 (%)	2017 (%)	2018 (%)	2019 (%)	2020 (%)
(up to ZAR1 billion)	zero interest	zero interest	JIBAR minus 5.14	JIBAR minus 3.11	JIBAR minus 0.96	JIBAR plus 1.30	JIBAR plus 6.19	JIBAR plus 6.23
(ZAR1 billion to ZAR1.55 billion)	JIBAR minus 1.25	JIBAR plus 3.02	JIBAR plus 2.36	JIBAR plus 4.39	JIBAR plus 6.54	JIBAR plus 6.30	JIBAR plus 11.19	JIBAR plus 11.23

The weighted average effective interest rate of the Debt Facility is estimated to be 2% per annum, thereby reducing Atlatsa’s expected cost of debt by 85% from approximately 13% to approximately 2% through to 2020.

There will be no fixed repayment terms for the Debt Facility through to 31 December 2018. However, Atlatsa will be required to fully repay the Debt Facility to Anglo American Platinum by 31 December, 2020. There will be no penalty for early repayment. Atlatsa will be required to reduce the Debt Facility owing to Anglo American Platinum to an outstanding balance (including capitalised interest) of:

I.	no more than ZAR 1 billion (US$ 117.8 million) as at 31 December 2018;

II.	no more than ZAR 500 million (US$ 58.90 million) as at 31 December 2019; and

III.	zero as at 31 December 2020.

Atlatsa will be obliged to utilise 90% of its attributable share of free cash flows generated from Bokoni Mine operations to service the Debt Facility and 10% of such free cash flow will be available as a “trickle dividend” in favour of Atlatsa. Atlatsa will not be required to effect any mandatory refinancing of the Debt Facility during the debt term through to 2020.

4.3 Unwinding the “B” preference share structure

The parties will unwind the “B” preference share structure in Atlatsa, such that Atlatsa will have only one class of common shares going forward.

Anglo American Platinum will subsequently sell its 115.8 million common shares in Atlatsa, arising from the unwind of the “B” preference shares, to Atlatsa Holdings for ZAR 463 million (US$ 54.54 million) through a vendor finance loan (the “Vendor Finance Facility”). Pursuant to such sale, Atlatsa Holdings will increase its shareholding in Atlatsa from 51% (current) to 62%, thereby creating additional equity financing flexibility for Atlatsa to raise additional financing through equity issuances and still maintain a 51% BEE majority shareholding in the company if required.

There are no fixed repayment terms for the Vendor Finance Facility through to 31 December, 2018. However, Atlatsa Holdings will be required to fully repay the Vendor Finance Facility to Anglo American Platinum by 31 December, 2020. There will be no penalty for early repayment. Atlatsa Holdings will be required to reduce the Vendor Finance Facility owing to Anglo American Platinum to an outstanding balance (including capitalised interest) of:

I.	no more than ZAR 232 million (US$ 27.33 million) as at 31 December 2018;

II.	no more than ZAR 116 million (US$ 13.66 million) as at 31 December 2019; and

III.	zero as at 31 December 2020.

Atlatsa Holdings will provide security to Anglo American Platinum in relation to the Vendor Finance Facility by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments in terms of the Vendor Finance Facility repayment obligations between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose.

Subsequent to the implementation of the Revised Restructure Plan Atlatsa’s fully diluted shares in issue will increase to 555 million shares outstanding, with the following resultant shareholding:

Shareholder	No. of shares	% of share capital
Atlatsa Holdings (BEE) to be nominally held in the name of the Pelawan Trust	343 million	61.9%
Anglo American Platinum	125 million	22.6%
Employee, Community Trusts and Public	87 million	15.5%
Total	555 million	100%

4.4 Other agreements

The Bokoni Group will extend its existing concentrate purchase agreement with Anglo American Platinum on the same terms and conditions for a period of seven years, terminating on 31 December 2020.

Atlatsa will retain its existing option to acquire an ownership interest in Anglo American Platinum’s Polokwane smelter complex on terms agreed between Rustenburg Platinum Mine and Atlatsa.

5.	Conditions precedent

The implementation of the Revised Restructure Plan will be subject, inter alia, to the fulfillment or, where appropriate, waiver of the following conditions precedent:

  Approval by the shareholders of Atlatsa;

  All of the agreements constituting the Revised Restructuring Plan becoming unconditional;

  To the extent required, unconditional approval by the Competition Authorities of South Africa;

  To the extent required, unconditional approval by the South African Reserve Bank; and

  Approval of the Revised Restructure Plan by the relevant regulatory authorities including the TSX Venture Exchange, JSE Limited, NYSE-MKT, the South African Department of Mineral Resources and ministerial approval of the transfer of mineral rights.

6.	Effective date of the Revised Restructure Plan

The Effective Date of the Revised Restructure Plan is subject to the fulfilment of the conditions precedent as set out above. Further information will be provided once the conditions have been fulfilled.

7.	Pro forma Financial effects relating to the Revised Restructure Plan and renewal of cautionary announcement

Shareholders are advised that the financial effects of the Revised Restructure Plan are still being determined and may have a material effect on the price of Atlatsa securities. Accordingly, shareholders are advised to continue exercising caution when dealing in Atlatsa securities until a further announcement is made. A further announcement will be released on the Securities Exchange News Service, filed on SEDAR and published in the South African press as soon as the financial effects have been finalised.

8.	Categorisation in terms of JSE Listings Requirements

The Asset Sale constitutes a category 1 disposal to a related party under the provisions of section 9.5(b) read with section 10 of the Listings Requirements of the JSE and the subscription of shares by Anglo American Platinum constitutes a specific issue of shares for cash under the provisions of section 5 of the Listings Requirements of the JSE.

9.	Information circular to shareholders

An information circular containing full details of the Revised Restructure Plan and relevant agreements and incorporating a notice of general meeting of Atlatsa shareholders, will be posted to Atlatsa shareholders, in due course.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group revised restructure plan or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the revised restructure plan completed in a timely manner; the Bokoni Mine will achieve production levels as set out in the new operating plan; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties related to the receipt of the necessary shareholder, stock exchange and regulatory approvals and satisfaction of other conditions to the completion of the revised restructure plan in a timely manner, if at all;
  uncertainties related to the completion of the revised restructure plan transactions in a timely manner;
  uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
  operating and technical difficulties in connection with mining development activities;
  changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
  geopolitical uncertainty and political and economic instability in countries which we operate; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2012 and other disclosure documents that are available on SEDAR at www.sedar.com